EXHIBIT 99.1

News Release dated October 6, 2016, Suncor Energy closes purchase of interest in Rosebank project

News Release

FOR IMMEDIATE RELEASE

Suncor Energy closes purchase of interest in Rosebank project

Calgary, Alberta (Oct. 6, 2016) – Suncor Energy UK Limited  (“Suncor”) today announced it has closed the previously announced purchase of a 30 per cent participating interest in the U.K. North Sea Rosebank project from OMV (U.K.) Limited.

All necessary regulatory approvals have been received and as per the agreement, Suncor has made an initial payment of US$50 million to OMV (U.K.) Limited.

In the event the co-venturers approve the Rosebank project final investment decision and Suncor elects to participate, Suncor could pay additional consideration to OMV (U.K.) Limited of up to US$165 million, subject to adjustments according to the terms of the agreement.

The Rosebank project, located approximately 80 miles (130 kilometres) northwest of the Shetland Islands is considered one of the best and largest remaining undeveloped resources in the U.K. North Sea. The project is expected to be complementary to Suncor’s existing UK portfolio. Joint Venture parties include operator Chevron North Sea Limited (40 per cent), Suncor (30 per cent), OMV (U.K.) Limited (20 per cent) and DONG E&P (U.K.) Limited (10 per cent).

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the potential additional consideration that Suncor could pay to OMV (U.K.) Limited in the event the co-venturers approve the Rosebank project final investment decision and Suncor elects to participate; the belief that the Rosebank project is one of the best and largest remaining undeveloped resources in the U.K. North Sea; and the expectation that the project will be complementary to Suncor’s existing UK portfolio.  Some of the forward-looking statements and information may be identified by words like “could”, “expected”, “considered” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated July 27, 2016 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated Feb. 25, 2016 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents

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are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

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800-558-9071

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